UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

15930P404
(CUSIP Number)

Larry Spitcaufsky
P.O. Box 891
Rancho Santa Fe, California 92067
858-759-4443
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAMES OF REPORTING PERSONS
Larry Spitcaufsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,020,473[1]

	8	SHARED VOTING POWER
43,000[2]

	9	SOLE DISPOSITIVE POWER
1,020,473[1]

	10	SHARED DISPOSITIVE POWER
43,000[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,063,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11% (based on 3,939,023 shares of Common Stock issued and outstanding as of May 13, 2019 as reported in Issuer’s Amendment Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, and determined in accordance with Rule 13d-3 of the Exchange Act).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 1,020,473 shares of common stock, $0.0001 par value (“Common Stock”) of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”), that represent sole voting power and sole dispositive power include the following: (1) 108,993 shares of Common Stock and warrants to purchase 830,000 shares of Common Stock held by Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88, of which Larry Spitcaufsky is the trustee and a beneficiary; and (2) 41,480 shares of Common Stock and warrants to purchase 40,000 shares of Common Stock held by Larry Spitcaufsky in an individual IRA account.

2 43,000 shares of Common Stock that represent shared voting power and shared dispositive power include the following: (1) 20,000 shares of Common Stock held by the Larry S. Spitcaufsky Trust, of which Larry is the beneficiary and a co-trustee with his sister Nancy Spitcaufsky Eisner; (2) 10,000 shares of Common Stock held by the Larry and Tiki Spitcaufsky Marital Trust, of which Larry Spitcaufsky is a beneficiary and a co-trustee with his wife Terese Kathlene Klos Spitcaufsky; (3) 5,000 shares of Common Stock held by the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee, Larry Spitcaufsky’s son, Blake Alexander Spitcaufsky, is the beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust; and (4) 8,000 shares of Common Stock held by the Nancy Spitcaufsky Eisner Trust U/A dated 10-19-1987, of which Larry Spitcaufsky is a co-trustee with his sister Nancy Spitcaufsky Eisner, of which Nancy Spitcaufsky Eisner is the beneficiary.

SCHEDULE 13D/A Amendment No. 5

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the statements by Larry Spitcaufsky (the “Reporting Person” or “Mr. Spitcaufsky”) on Schedule 13D filed on June 30, 2017 (the “Initial Statement”), as amended by Amendment No. 1 filed on August 9, 2017 (“Amendment No. 1”), as amended by Amendment No. 2 filed on August 30, 2017 (“Amendment No. 2”), as amended by Amendment No. 3 filed on September 5, 2017 (“Amendment No. 3”), and as amended by Amendment No. 4 filed on May 23, 2019 (“Amendment No. 4” and together with the Initial Statement, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Amended Statement”). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to them in the Amended Statement.  The Amended Statement shall not be modified except as specifically provided herein. This Amendment is being filed to reflect that the Reporting Person is no longer a member of the board of directors of the Issuer.

Item 1.	Security and Issuer.

No changes to this Item.

Item 2.	Identity and Background.

Item 2(c) of the Amended Statement is hereby amended to add the following paragraph:

(c)          Mr. Spitcaufsky served as a director of the Issuer from August 25, 2017 until his resignation on August 21, 2019.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes to this Item.

Item 4.	Purpose of Transaction.

No changes to this Item.

Item 5.	Interest in Securities of the Issuer.

No changes to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes to this Item.

Item 7.	Material to be Filed as Exhibits.

No changes to this Item.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 2019

Larry Spitcaufsky

/s/ Larry Spitcaufsky
Larry Spitcaufsky